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washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2003
WASH. D.C.
155 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3776 9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2002_ AND ENDING _12/31/2003_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Fairfield Research Securities Corporation_

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

65 Locust Ave.

(No. and Street)

New Canaan   _CT_   _06840_

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Krause   _203-972-0404_

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.C. Tackman & Co. LLC

(Name – if individual, state last, first, middle name)

106 Topstone Rd.   _West Redding_   _CT_   _06896_

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Charles Krause_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Fairfield Research Securities Corporation_ , as of _December 31_ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ANN M. ARNOLD
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2005

_____
Signature

_____
Title _President_

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
FAIRFIELD RESEARCH CORPORATION)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2002

ACT ♦ A.C. TACKMAN & COMPANY, LLC

ACCOUNTING, CONSULTING & TAX   www.tackman.com

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and is in conformity with the rules of the Securities and Exchange Commission.

A.C Tackman + Co LLC

A.C. Tackman & Company, LLC

January 20, 2003

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Balance Sheet

December 31, 2002

ASSETS

CURRENT ASSETS

Cash	$ 44,476
TOTAL CURRENT ASSETS	44,476
TOTAL ASSETS	**$ 44,476**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

State income tax payable	$ 250
TOTAL CURRENT LIABILITIES	250
TOTAL LIABILITIES	**250**

STOCKHOLDER'S EQUITY

Common Stock – 500 shares authorized, issued and outstanding; $1 par value	500
Paid-in surplus	42,723
Retained earnings	1,003
TOTAL STOCKHOLDER'S EQUITY	44,226
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$44,476**

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Income

For the Year Ended December 31, 2002

REVENUES	
Interest income	$963
TOTAL REVENUES	963
EXPENSES	
Bank fees	120
TOTAL EXPENSES	120
PROFIT BEFORE TAXES	843
PROVISIONS FOR INCOME TAXES	
Provision for state income taxes	250
NET PROFIT	$593

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Stockholder's Equity

For the Year Ended December 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE – DECEMBER 31, 2001	$500	$57,723	$ 410	$58,633
Net income			593	593
Return of capital	—	(15,000)	—	(15,000)
BALANCE – DECEMBER 31, 2002	$500	$42,723	$1,003	$44,226

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 593
Adjustments to reconcile net income to net cash provided by operating activities	
Total adjustments	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	593

CASH FLOWS FROM FINANCING ACTIVITIES

Return of Capital	(15,000)
NET CASH USED BY FINANCING ACTIVITIES	(15,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,407)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	58,883
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 44,476

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income Taxes	$ 250

The accompanying notes are an integral part of these statements.

Note A - Summary of Significant Accounting Policies

Organization / Operations

The Corporation was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation acts as an introducing broker between large financial institutions and earns a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation. As of March 31, 2000, the company suspended operations due to market conditions. In August, 2002, the company withdrew from the NFA. No decision has been made as to when operations will resume.

Method of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles. Tax returns are filed on a cash basis. Deferred income taxes from timing differences are not material.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Provision for Income Taxes

The provision for income taxes is as follows at December 31, 2002:

	Current
Connecticut	$ 250
Total	$ 250

Note C - Related Party Transactions

The parent pays certain expenses on behalf of the Corporation including overhead expenses such as, rent, professional fees and NASD fees.

Note D - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2002.

Note E - Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Computation of Net Capital

December 31, 2002

NET CAPITAL

Stockholder's equity	$44,476
Net Capital	44,476
Aggregate indebtedness	0
Less minimum net capital required	(5,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	**$39,476**

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Fairfield Research Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

106 TOPSTONE ROAD WEST REDDING, CT 06896
PHONE: 203-938-5010 ♦ FAX: 203-938-5011
♦ E-MAIL: alan@tackman.com

148 SKYVIEW DRIVE STAMFORD, CT 06902
PHONE/FAX: 203-327-5010
♦ E-MAIL: cristina@tackman.com

Board of Directors and Stockholder
Fairfield Research Securities Corporation
Page Two

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.C Tackman + Co LLC

A.C. Tackman & Company, LLC

January 20, 2003